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October 20, 2020

VIA EDGAR Division of Corporation Finance Office of Real Estate & Construction U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549

RE:	Tekkorp Digital Acquisition Corp.
Amendment No. 3 to Form S-1
Filed October 20, 2020
File No. 333-249064

Ladies and Gentlemen:

This letter sets forth responses of Tekkorp Digital Acquisition Corp. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission set forth in your letter dated October 20, 2020, with respect to the above referenced Registration Statement on Form S-1 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

The Company has revised the Registration Statement in response to the Staff’s comments in the above-referenced letter. The Company is concurrently filing an amendment to the Registration Statement with this letter.

U.S. Securities and Exchange Commission

October 20, 2020

Amendment No. 3 to Form S-1 filed October 20, 2020

Report of Independent Registered Public Accounting Firm, page F-2

1.	Staff’s Comment. We note the changes made to the financial statements and footnotes. Please tell us how your auditor determined it was unnecessary to provide an updated audit report. Alternatively, you may amend your filing to include an updated audit report. Refer to PCAOB AS 3110.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly on page F-2 to include an updated audit report.

Please contact me at (213) 687-5122 should you require further information.

Very truly yours,

/s/ Michelle Gasaway

Via E-mail:

cc:	Tekkorp Digital Acquisition Corp.

Matthew Davey

cc:	Skadden, Arps, Slate, Meagher & Flom LLP

Gregg Noel